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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No.          )*
                                          ---------

                         WESTAR FINANCIAL SERVICES, INC.
                         -------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                          (Title of Class of Securities)

                                   957098 10 6
                                   -----------
                                 (Cusip Number)


                            Kenneth W. McCarthy, Jr.
                           T & W Financial Corporation
                                  P.O. Box 3028
                              Federal Way, WA 98063
                                    620-6205
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                     9/16/96
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 957098 10 6                 13D                 Page  2  of  4  Pages
--------------------------                                ---------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     T & W Financial Corporation;  91-1547059
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                   (a)
     OF A GROUP*                                             (b)
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS
     WC
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 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
    NUMBER OF                     162,077
     SHARES                  --------------------------------------------------
  BENEFICIALLY                (8) SHARED VOTING POWER
    OWNED BY                      0
      EACH                   ------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER
   PERSON WITH                    162,077
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     162,077
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.33
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1.   SECURITY AND ISSUER

Title of Class of Equity Securities: Common Stock of Westar Financial Services, Inc.

Name and Address of Principal Executive Officers of the Issuer:

          Westar Financial Services, Inc.
          505 E. Union Avenue, Suite 300
          Olympia, Washington 98507

ITEM 2.   IDENTITY AND BACKGROUND

          Name of Person Filing:  T & W Financial Corporation

          (b)  State of Organization: Washington

          (c)  Principal Business:           Finance/Leasing

          Address of Principal
               Business and Office:          6416 Pacific Highway East
                                             Tacoma, WA 98424

          (e) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No.

          (f) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The purchases described in Item 5 were made in a series of ordinary brokerage transactions from May 1, 1996 through September 16, 1996. The source of the funds in making the purchases described in Item 5 is working capital of T & W Financial Corporation. The amount of funds used in making the purchases of the shares of common stock totaled $1,232,904.11.

ITEM 4.   PURPOSE OF TRANSACTION

          The purpose of the acquisition of securities of the issuer is for investment purposes. T & W Financial Corporation may purchase additional shares of common stock of Westar Financial Services, Inc. from time to time. Any decision to make such additional purchase will depend, however, on various factors, including without limitation, the price of the common stock, stock market conditions and the business prospects of Westar Financial Services, Inc. At any time, T & W Financial Corporation may also determine to dispose of some or all of the shares of common stock of Westar Financial Services, Inc. that it owns, depending on various similar factors.

          Except as set forth herein, T & W Financial Corporation does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4.

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Aggregate Number of Shares of Common Stock of Westar Financial Services, Inc. Beneficially Owned: 162,077

               Percentage of Common Stock of Westar Financial Services, Inc. Owned (based on 1,430,510 shares of common stock outstanding as of May 1, 1997:
11.33%,

          (b)  Sole Voting Power:       162,077
               Sole Dispositive Power:  162,077
               Shared Voting Power:       -0-
               Shared Dispositive Power:  -0-

          (c)  None

          (d)  Not Applicable

          (e)  Not Applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.   None.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        T & W FINANCIAL CORPORATION, By:


June 17, 1997                           /s/ M.A. Price
----------------                        ------------------------------
   (Date)                               M.A. Price, C.E.O.